Exhibit 99.2

Advanced Accelerator Applications S.A.

Advanced Accelerator Applications S.A.

20 rue Rudolf Diesel

01630 Saint Genis Pouilly

____________________________

IFRS CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

Six months and three months ended

June 30, 2017 and 2016

Advanced Accelerator Applications S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Six Months and three Months ended June 30, 2017 and 2016

		Three months		Six months
In € thousands	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Sales	4.1	36,531	27,640	69,165	54,559
Raw materials and consumables used		(8,531)	(5,572)	(16,832)	(11,196)
Personnel costs	4.2	(14,200)	(9,248)	(26,534)	(18,927)
Other operating expenses	4.4	(17,032)	(11,992)	(33,099)	(22,913)
Other operating income	4.5	1,066	1,437	2,249	2,821
Depreciation and amortization		(3,809)	(3,228)	(7,419)	(6,427)

Operating loss		(5,975)	(963)	(12,470)	(2,083)
Finance income (including changes in fair value of contingent consideration)	4.7	7,915	1,035	7,434	445
Finance costs (including changes in fair value of contingent consideration)	4.7	(11,420)	(1,629)	(15,170)	(3,217)

Net finance loss		(3,505)	(594)	(7,736)	(2,772)
Loss before income taxes		(9,480)	(1,557)	(20,206)	(4,855)

Income taxes	4.8	(433)	125	(985)	447

Loss for the period		(9,913)	(1,432)	(21,191)	(4,408)

Attributable to:
Owners of the Company		(9,913)	(1,432)	(21,191)	(4,408)

Loss per share
Basic (€ per share)	5.9	(0.11)	(0.02)	(0.24)	(0.06)
Diluted (€ per share)	5.9	(0.11)	(0.02)	(0.24)	(0.06)

Some non-significant figures in the six-month period ended June 30, 2016 were reclassified for comparison purposes, without impact to net results.

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of comprehensive income

Six Months and three Months ended June 30, 2017 and 2016

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Loss for the period	(9,913)	(1,432)	(21,191)	(4,408)

Other comprehensive income / (expense):

Items that may be reclassified subsequent to profit or loss
Exchange differences on translating foreign operations	(324)	362	634	(399)

Items that will never be reclassified subsequent to profit or loss
Remeasurement of defined benefit liability	5	(6)	15	(43)

Other comprehensive income / (expense) net of tax (1)	(319)	356	649	(442)
Total comprehensive loss for the period	(10,232)	(1,076)	(20,542)	(4,850)

Total comprehensive loss attributable to:
Owners of the Company	(10,232)	(1,076)	(20,542)	(4,850)

(1)	Negative tax effect of €8 thousand at Q2 2017 and positive tax effect of €3 thousand at Q2 2016.

Negative tax effect of €11 thousand for the six months ended June 30, 2017 and positive tax effect of €22 thousand for the six months ended June 30, 2016

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of financial position

at June 30, 2017

ASSETS (In € thousands)	Notes	June 30, 2017	December 31, 2016
Non-current assets		143,656	149,695
Goodwill	5.2	33,846	34,070
Other intangible assets	5.2	41,943	45,027
Property, plant and equipment	5.3	60,016	63,915
Financial assets		2,124	2,187
Other non-current assets	5.6	5,172	3,941
Deferred tax assets		555	555
Current assets		251,797	269,048
Inventories	5.4	9,576	8,100
Trade and other receivables	5.5	36,376	31,079
Other current assets	5.6	8,892	7,789
Short-term investment	5.7	22,000	-
Cash and cash equivalents	5.7	174,953	222,080
TOTAL ASSETS		395,453	418,743

EQUITY AND LIABILITIES (In € thousands)	Notes	June 30, 2017	December 31, 2016
Equity attributable to owners of the Company		286,427	299,461
Share capital		8,833	8,795
Share premium		361,708	360,085
Reserves and retained earnings		(62,923)	(44,125)
Net loss for the period / year		(21,191)	(25,294)
Total equity	5.9	286,427	299,461
Non-current liabilities		69,348	79,540
Non-current provisions	5.10	14,060	12,725
Non-current financial liabilities	5.11	10,987	12,302
Deferred tax liabilities		4,003	4,649
Other non-current liabilities	5.12	40,298	49,864
Current liabilities		39,678	39,742
Current provisions	5.10	1,343	1,135
Current financial liabilities	5.11	3,423	4,017
Trade and other payables		20,159	20,119
Other current liabilities	5.12	14,753	14,471
Total liabilities		109,026	119,282
TOTAL EQUITY AND LIABILITIES		395,453	418,743

Advanced Accelerator Applications S.A.

Condensed Consolidated statement of changes in equity

Six Months ended June 30, 2017

In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the period	Group reserves	Total
At January 1, 2017	8,795	360,085	5,898	(25,294)	(50,023)	299,461

Comprehensive loss for the period
Loss for the period	-	-	-	(21,191)	-	(21,191)
Other comprehensive income / (loss) for the period	-	-	634	-	15	649
Total comprehensive income	-	-	634	(21,191)	15	(20,542)

Transactions with owners of the Company
Issue of ordinary shares (1)	38	1,623	-	-	-	1,661
Appropriation of 2016 net loss	-	-	-	25,294	(25,294)	-
Equity-settled share-based payments (2)	-	-	-	-	5,847	5,847
Total transactions with owners of the Company	38	1,623	-	25,294	(19,447)	7,508
At June 30, 2017	8,833	361,708	6,532	(21,191)	(69,455)	286,427
(1)	See note 5.9

(2)	See note 4.2

Advanced Accelerator Applications S.A.

Condensed Consolidated statement of changes in equity

Six Months ended June 30, 2016

In € thousands	Share capital	Share premium	Translation reserve	Net Income / (loss) for the period	Group reserves	Total
At January 1, 2016	7,856	213,982	4,859	(17,001)	(39,942)	169,754

Comprehensive loss for the period
Loss for the period	-	-	-	(4,408)	-	(4,408)
Other comprehensive income / (loss) for the period	-	-	(399)	-	(43)	(442)
Total comprehensive income	-	-	(399)	(4,408)	(43)	(4,850)

Transactions with owners of the Company
Appropriation of 2015 net loss	-	-	-	17,001	(17,001)	-
Equity-settled share-based payments (1)	-	-	-	-	2,545	2,545
Total transactions with owners of the Company	-	-	-	17,001	(14,456)	2,545
At June 30, 2016	7,856	213,982	4,460	(4,408)	(54,441)	167,449
(1)	See note 4.2

Advanced Accelerator Applications S.A.

Condensed Consolidated statements of cash flows

Six Months ended June 30, 2017 and 2016

		Six months ended
In € thousands	Notes	June 30, 2017	June 30, 2016
Cash flows from operating activities
Net loss for the period		(21,191)	(4,408)
Adjustments:
Depreciation, amortization and impairment of non-current assets		7,419	6,427
Share based payment expense		5,847	2,545
Loss / (Gain) on disposal of property, plant and equipment		(8)	85
Financial result		7,736	2,772
Income tax expense		985	(447)
Negative goodwill		-	(127)
Subsidies income		(183)	-
Subtotal		605	6,847

Increase in inventories		(1,575)	(1,242)
Increase in trade receivables		(5,747)	(5,026)
Increase in trade payables		375	1,307
Change in other receivables and payables		(2,737)	(7,469)
Increase in provisions		1,441	415
Change in working capital		(8,243)	(12,015)

Income tax paid		(1,103)	(1,266)
Net cash used in operating activities		(8,741)	(6,434)
Cash flows from investing activities
Acquisition of property, plant and equipment	5.3.	(2,248)	(7,950)
Acquisition of intangible assets		(303)	(984)
Acquisition of financial assets		(23)	(18)
Repayment of financial assets		41	821
Acquisition of short-term investment	5.7.	(22,000)	-
Interest received		860	287
Proceeds from disposal of property, plant and equipment		34	7
Net proceeds from governments grants		362	-
Acquisition of subsidiaries, net of cash acquired	5.1.1.	-	(22,453)
Net cash used in investing activities		(23,276)	(30,290)
Cash flows from financing activities
Payment of deferred and contingent liabilities to former owners of acquired subsidiaries	5.12.	(3,553)	(2,870)
Exercise and subscription of warrants	5.9.	1,661	-
Proceeds from borrowings		332	-
Repayment of borrowings		(2,258)	(3,156)
Interest paid		(216)	(177)
Other finance costs payments		(96)	-
Net cash used in financing activities		(4,130)	(6,203)

Net decrease in cash and cash equivalents		(36,147)	(42,927)

Cash and cash equivalents at the beginning of the period		222,080	118,886
Effect of exchange rate changes on cash and cash equivalents		(10,980)	(220)
Cash and cash equivalents at the end of the period		174,953	75,739

Advanced Accelerator Applications S.A.

Table of contents

1.	Description of the group’s business	9

2.	Major events	10

2.1.	Acquisitions	10
2.2.	Other significant events of the first six months of 2017	10
2.3.	Events after the reporting date	11

3.	Significant accounting policies	12

3.1.	Statement of Compliance	12
3.2.	Basis of preparation	12
3.3.	IFRS standards	12
3.4.	Foreign currency translation	15
3.5.	Changes in scope and method of consolidation	16

4.	Notes to the condensed consolidated statement of income	16

4.1.	Operating segments and entity-wide disclosures	16
4.2.	Personnel costs	17
4.3.	Share-based payments	18
4.4.	Other operating expenses	21
4.5.	Other operating income	21
4.6.	Research and development expenditures	21
4.7.	Finance income and finance costs	22
4.8.	Income taxes	22

5.	Notes to the condensed consolidated statement of financial position	23

5.1.	Acquisition of business	23
5.2.	Goodwill and Other intangible assets	25
5.3.	Property, plant and equipment	26
5.4.	Inventories	26
5.5.	Trade and other receivables	26
5.6.	Other current assets and non-current assets	27
5.7.	Cash and cash equivalents	27
5.8.	Retirement benefit schemes	27
5.9.	Equity	28
5.10.	Current and non-current provisions	29
5.11.	Financial liabilities	29
5.12.	Other current and non-current liabilities	30
5.13.	Financial assets and liabilities	33
5.14.	Derivative instruments	34

6.	Commitments	35

7.	Consolidation scope	35

8.	Related party disclosures	35

Advanced Accelerator Applications S.A.
Advanced Accelerator Applications S.A. Notes to the Condensed Consolidated Interim Financial Statements Six Months and Three Months ended June 30, 2017 and 2016

Advanced Accelerator Applications S.A. (“AAA” or the “Company”) is incorporated in France. Its registered office is at 20 rue Rudolf Diesel, 01630 Saint Genis Pouilly, France. The condensed consolidated financial statements include those of the Company and its subsidiaries (“the Group”). Each company is referred to as a “Group entity”). The condensed consolidated financial statements were authorized for issue by the board of directors on August 30, 2017.

1.	Description of the group’s business

AAA is a radiopharmaceutical company founded in 2002, that develops, produces and commercializes molecular nuclear medicine (“MNM”) diagnostic and therapeutic products. MNM is a medical specialty that uses trace amounts of radioactive compounds to create functional images of organs and lesions, and to treat diseases such as cancer. The Company has a portfolio of nine diagnostic positron emission tomography (“PET”) and single-photon emission computed tomography (“SPECT”) products. PET and SPECT are imaging techniques in molecular nuclear diagnostics (“MND”) with applications in clinical oncology, cardiology, neurology and inflammatory/infectious diseases. AAA’s leading diagnostic product is Gluscan®, our branded 18-fluorodeoxyglucose (“FDG”) PET imaging agent. Gluscan® assists in the diagnosis of serious medical conditions, primarily in oncology, by assessing glucose metabolism. In June 2016, the US Food and Drug Administration (“FDA”) approved NETSPOT®, a kit for the preparation of gallium Ga 68 dotatate injection, for the localization of somatostatin receptor positive neuroendocrine tumors (“NETs”) in adult and pediatric patients using PET. In December 2016, the European Commission approved SomaKit TOC™, a kit for radiopharmaceutical preparation of gallium (Ga 68) edotreotide solution for injection, for localizing primary tumors and their metastases in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEP-NETs). Additional MND product candidates include Annexin V-128, a SPECT product candidate for the imaging of apoptotic and necrotic lesions with potential applications in a broad range of indications.

AAA’s primary development focus is on theragnostic pairs for oncology indications, including complementary MND and molecular nuclear therapy (“MNT”), based on the same targeting molecule. AAA’s first theragnostic pairing addresses NETs, an orphan indication, and includes NETSPOT®/SomaKit TOC™, and investigational therapy USAN: lutetium Lu 177 dotatate / INN: lutetium (177Lu) oxodotreotide (“Lutathera®”). Lutathera® is an investigational Lu 177-labeled somatostatin analogue peptide that has received orphan drug designation from the European Medicines Agency (“EMA”) and the FDA. In July 2017, the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA issued a positive opinion recommending the marketing authorization of Lutathera® for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive GEP-NETs in adults. A New Drug Application (“NDA”) for Lutathera® is under review with the FDA. Lutathera® is currently administered on a compassionate use and named patient basis for the treatment of NETs and other tumors over-expressing somatostatin receptors in 10 European countries and in the US under an Expanded Access Program (EAP).

Other oncology product candidates being developed as theragnostic pairs include PSMA-R2, a selective, second-generation PSMA-targeted ligand for prostate cancer and NeoBOMB1 a unique, new generation antagonist bombesin analogue targeting Gastrin Releasing Peptide Receptor (GRPR)-expressing malignancies, such as gastrointestinal stromal tumors, prostate cancer and breast cancer.

In addition to its own portfolio of PET, SPECT and therapy products and product candidates, AAA manufactures several diagnostic products and product candidates for third parties, including GE Healthcare and Eli Lilly in Europe. AAA manufactures most its own products and product candidates, as well as those that it manufactures for third parties at 20 production sites in Europe and the US.

Advanced Accelerator Applications S.A.
2.	Major events

2.1.	Acquisitions

2.1.1.	Acquisitions for the period 2017

There were no acquisitions in the first six months of 2017.

2.1.2.	Acquisitions for the period 2016

Acquisition of the IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consisted of seven entities (six in The Netherlands and one in Belgium). The six Dutch entities have since merged into one entity (IDB Holland BV), effective January 2017. The merger has no impact on the consolidated financial statements. IDB’s business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributed to AAA’s international expansion and strengthened AAA’s global supply chain in preparation for the commercial launch of Lutathera®. Acquiring the IDB Group provides AAA with a reliable supply of Lu-177 to produce Lutathera® and other future product candidates.

Please refer to note 5.1 for details on the acquired entity.

Acquisition of the PetNet business in Germany

AAA Germany signed an asset purchase agreement in May 2016, to acquire, out of an insolvency procedure, assets and rights to operate F18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to provide a regular supply of F18 products to the owner of the site, the Klinikum of the University of Munich (KUM), for which AAA will be paid a guaranteed revenue stream until July 2028. The transaction closed in June 2016.

The main objectives of the transaction were to strengthen the Company’s presence in the German market and to potentially gain access to interesting R&D activities of the KUM in radiotherapy with prostate-specific membrane antigen (PSMA) and lutetium.

Please refer to note 5.1 for details on the acquired business.

2.2.	Other significant events of the first six months of 2017

Product development

In January 2017, The New England Journal of Medicine published the results of the Phase 3 NETTER-1 study evaluating efficacy and safety of investigational drug Lutathera® in patients with advanced, progressive somatostatin receptor-positive midgut NETs.

In February 2017, NETSPOT® was included in the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology for NETs.

In April 2017, the Company initiated market launch of SomaKit TOC™ in several European markets.

In May 2017, the Company received a 2017 Industry Innovation Award from the National Organization for Rare Disorders (NORD®) for NETSPOT® (gallium Ga 68 dotatate), at the NORD Rare Impact Awards. NORD is a patient advocacy organization dedicated to individuals with rare diseases and the organizations that serve them. Each year, NORD’s Rare Impact Awards program recognizes individuals and organizations that have made a positive impact on patients’ lives.

Advanced Accelerator Applications S.A.

Manufacturing and distribution Agreements

In March 2017, the Company signed a 10-year agreement with the University of Missouri Research Reactor (MURR®) for exclusive supply of Lu 177 Chloride, a precursor ingredient for Lutathera® and other Lu 177-based therapeutics in development.

In May 2017, the Company entered into a non-exclusive manufacturing agreement and an exclusive distribution agreement for the supply of Blue Earth Diagnostics’ PET imaging product Axumin™ (fluciclovine (18F)) in France, Germany, Spain, Italy, and Portugal. Axumin is indicated in Europe for use in Positron Emission Tomography (PET) imaging to detect recurrence of prostate cancer in adult men with a suspected recurrence based on elevated blood prostate specific antigen (PSA) levels after primary curative treatment.

Equity Transactions

On May 24, 2107, the board of directors (BoD) has approved the allocation of 2,242,410 stock options to the employees of AAA of which only 2,169,385 options have been finally accepted by the employees. These options vest after 3 years and certain service conditions must be satisfied. They could potentially be converted into 2,169,385 ordinary shares. The exercise price has been established with the support of an external expert.

On May 24, 2017, shareholders authorized the BoD to execute a new warrant plan for the benefit of the non-executive board members.

On June 29, 2017, a total of 50,000 warrants have been purchased by some of our non-executive board members. One warrant entitles to purchase one ordinary share. They can be exercised for a period of three years following their subscription. Please see notes 4.3.3 for details.

Governance

On May 24, 2017, shareholders renewed the mandate of six of our non-executive board members. Mrs. Christine Mikail, J.D., was newly elected to the BoD and she replaces Dr. Yvonne Greenstreet who did not seek reelection. On the same day, Mr. Claudio Costamagna was confirmed by the BoD as Chairman of the BoD. The mandate of all board members lasts until the approval by shareholders of the annual 2017 financial statements.

Other

At the end of April 2017, the Company offered the former owners of BioSynthema Inc. lump-sum payments to settle early the contingent consideration owed to them (see note 4.7. and 5.12.). Some have accepted the offer. On May 24, 2017, the BoD authorized management to make payment and to extend the validity of the offer for some more time at the same valuation terms. This has resulted in an accounting gain for the Company of €6.2 million in the six-month period ended June 30, 2017.

2.3.	Events after the reporting date

In July 2017, the Company announced that the CHMP of the EMA issued a positive opinion recommending the granting of a marketing authorization for Lutathera® for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive GEP-NETs in adults.

In July 2017, the Company announced that it completed the resubmission of the NDA for Lutathera® to the FDA. The Company also announced that the FDA allowed an amendment to the protocol for the US Expanded Access Program for Lutathera® to permit enrollment of patients with metastasized or locally advanced, inoperable NETs arising at all sites (including foregut, midgut and hindgut), and that have progressive disease during or after treatment with somatostatin analogues. In addition, the amendment includes the use of a 2.5% lysine/arginine amino acid solution as an additional option for renal protection.

On August 26, 2017, the FDA provided a new Prescription Drug User Fee Act (PDUFA) for lutetium Lu 177 dotatate* (Lutathera®).

Advanced Accelerator Applications S.A.
3.	Significant accounting policies

3.1.	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements for the six months ended June 30, 2017, and 2016, are presented and have been prepared in compliance with IAS 34, Interim Financial Reporting, regarding interim financial reporting information. This standard stipulates that condensed consolidated interim financial statements do not include all the information required under IFRS for the preparation of annual consolidated financial statements.

These condensed consolidated interim financial statements must therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2016. The Group’s activity related to the six-month period ended June 30, 2017, and 2016, does not show any significant seasonal effect.

3.2.	Basis of preparation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2017, and 2016, are presented in Euro, the functional currency of the Company, rounded to the nearest thousand unless otherwise stated.

The condensed consolidated statement of income is presented on the basis of a classification of income and expenses by nature.

The condensed consolidated statement of cash flows has been prepared using the indirect method.

3.3.	IFRS standards

New currently effective requirements

The accounting policies are consistent with those of the annual financial statements for the year ended December 31, 2016, as described in the consolidated financial statements for the year ended December 31, 2016, with the exception of the adoption as of January 1, 2017, of the standards and interpretations described below:

a)	Amendments to IAS 7 Statement of Cash Flows, disclosure initiative;

b)	Amendments to IAS 12, recognition of Deferred Tax Assets for Unrealized Losses; and

c)	Amendments to IFRS 12, disclosure of interests in Other Entities – clarification of the scope of the disclosure requirements in IFRS 12.

The adoption of the above standards did not result in any significant impact on these condensed consolidated interim financial statements.

The nature and effects of the changes are explained below.

a)	Amendments to IAS 7, disclosure initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses).

b)	Amendments to IAS 12, recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary

Advanced Accelerator Applications S.A.

difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

c)	Amendments to IFRS 12, disclosure of interests in Other Entities – clarification of the scope of the disclosure requirements in IFRS 12

The amendments clarify that the disclosure exemption in IFRS 12. B17, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

Forthcoming requirements

The Group has not applied the following new and revised IFRSs that have been issued, but are not yet effective:

IFRS 9	Financial Instruments (1)

IFRS 15	Revenue from contract with customers (1)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (3)

Amendment to IFRS 2	Classification and Measurement of Share-based Payment Transactions (1)

Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (1)

Amendments to IAS 40	Transfers of Investment Property (1)

IFRIC Interpretation 22	Foreign Currency Transactions and Advance Consideration (1)

AIP IFRS 1	First-time Adoption of International Financial Reporting Standards - Deletion of short-term exemptions for first-time adopters (1)

AIP IAS 28	Investments in Associates and Joint-Ventures - Clarification that measuring investees at fair value through profit or loss in an investment - by - investment choice (1)

IFRS 16	Leases (2)

(1)	Effective for annual period beginning on or after January 1, 2018, with earlier application permitted for IFRS 9 and IFRS 15

(2)	Effective for annual period beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied

(3)	Effective date postponed indefinitely, with earlier application permitted

These standards are further detailed below:

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance and recognition and derecognition of financial instruments from IAS 39.

The application of IFRS 9 is not expected to have any significant impact on financial statements.

Advanced Accelerator Applications S.A.

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are:

•	Step 1: Identify the contract with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contracts; and

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced.

Most of the Group’s revenue is derived from the sales of diagnostic products. For such products, the transfer of control occurs when the batch is delivered to the customer, which is also the date on which the sales revenue is recognized in the statement of income. The application of IFRS 15 is not expected to have any significant impact on the revenue recognition for these products.

Amendment to IFRS 2 Classification and Measurement of Share-based Payment Transactions. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. This amendment adds an exception to address the narrow situation where the net settlement arrangement is designed to meet an entity's obligation under tax laws or regulations to withhold a certain amount to meet the employee's tax obligation associated with the share-based payment. This amount is then transferred, normally in cash, to the tax authorities on the employee’s behalf. To fulfil this obligation, the terms of the share-based payment arrangement may permit or require the entity to withhold the number of equity instruments that are equal to the monetary value of the employee’s tax obligation from the total number of equity instruments that otherwise would have been issued to the employee upon exercise (or vesting) of the share-based payment (‘net share settlement feature’).

Amendments to IFRS 4. The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the board is developing to replace IFRS 4.

Amendments to IAS 40. The amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use.

IFRIC Interpretation 22. The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration.

AIP IAS 28. The amendments clarify that an entity that is a venture capital organization, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss.

Advanced Accelerator Applications S.A.

IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

IFRS 16 eliminates the classification of leases as either operating lease or finance lease for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. Leases are capitalized recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, the Company also recognizes a financial liability representing its obligation to make future lease payments.

IFRS 16 changes the nature of expenses related to off-balance sheet leases. It replaces the typical straight line operating lease expense with a depreciation charge for lease assets (included within operating costs) and an interest expense on lease liabilities (included within finance costs).

Accounting exemptions apply to short-term lease and to leases of low-value assets. The potential impact of the application of IFRS 16 is currently under review by the Group.

3.4.	Foreign currency translation

In preparing the financial statements of the Group, the financial statements of subsidiaries, which report in a currency other than the Euro, are translated to Euro as follows:

•	Assets and liabilities, including goodwill and fair value adjustments arising on a business combination, are translated into Euro at the foreign exchange rates at the reporting date.

•	Income statement items are translated into Euro at the exchange rate, which represents the average exchange rate for the period.

•	All resulting translation differences are recognized directly in other comprehensive income.

The table below shows the exchange rates used by the Group:

2017	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.8762	0.6726	0.2507	0.9145	1.1365	0.2354
Average Rate six months ended June 30,	0.9235	0.6919	0.2523	0.9288	1.1620	0.2343
2016	USD	CAD	ILS	CHF	GBP	PLN
Closing Rate	0.9007	0.6952	0.2339	0.9202	1.2099	0.2254
Average Rate six months ended June 30,	0.8924	0.6784	0.2321	0.9126	1.2776	0.2293

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate of that date.

Exchange differences on monetary assets and liabilities denominated in foreign currencies are recognized in operating income or financial result per the nature of the underlying transaction.

Non-monetary items denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the transaction.

Non-monetary items denominated in foreign currencies that are measured at fair value are translated using the exchange rate at the date when the fair value was determined.

Advanced Accelerator Applications S.A.
3.5.	Changes in scope and method of consolidation

There were no changes in the scope and method of consolidation in 2017.

On January 6, 2016, and May 18, 2016, AAA respectively acquired the IDB Group and the PetNet business in Germany. These businesses have been consolidated since their dates of acquisition (see notes 2.1.2. and 5.1.2).

4.	Notes to the condensed consolidated statement of income

4.1.	Operating segments and entity-wide disclosures

Operating segment

In compliance with IFRS 8 Operating Segments, the segment information is based on internal management reports used by the board of directors (the chief operating decision maker of the Group) to review the performance of the business. There is only one operating segment in the Group and its performance is shown in the condensed consolidated interim statement of income.

Entity-wide disclosures

Other required entity-wide disclosures in accordance with IFRS 8 are presented below.

Sales by product category

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
PET	25,223	16,811	47,624	32,723
Therapy (1)	5,437	5,581	10,772	11,173
SPECT	2,515	2,380	4,766	4,627
Other products	3,356	2,868	6,003	6,036
Total	36,531	27,640	69,165	54,559

(1)	Includes a provision of €0.9 million at June 30, 2017 for probable payback to a public agency, due to a likely price reduction following marketing authorization for Lutathera®.

Sales are presented net of pharmaceutical taxes.

Geographical information

The two tables that follow show the Group’s sales and non-current assets by country. In presenting the following information, sales disclosures are based on the location of customers and asset disclosures on the location of the sites of Group entities.

Advanced Accelerator Applications S.A.

Sales by country

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
France	9,182	8,773	18,853	16,939
Italy	6,361	5,862	12,489	11,435
United States (1)	7,185	-	10,884	-
Spain	3,792	3,219	7,367	6,014
United Kingdom	3,517	3,742	6,423	8,353
The Netherlands	2,078	1,895	4,098	3,951
Switzerland	1,587	1,510	3,356	2,910
Germany	1,656	1,003	3,199	1,545
Portugal	797	962	1,635	1,923
Israel	237	458	568	1,091
Poland	97	172	193	319
Belgium	42	44	100	79
Total	36,531	27,640	69,165	54,559
(1)	Sales start of NETSPOT® in the United States in August 2016, following FDA approval in June 2016.

Non-current assets by country

The table of non-current assets by geographical location excludes financial, other non-current and deferred tax assets.

In € thousands	June 30, 2017	December 31, 2016
United States	26,476	28,966
The Netherlands	25,452	26,441
France	20,237	22,155
Spain	18,459	18,816
Italy	13,271	13,982
Israel	12,762	12,841
Germany	10,333	10,614
Canada	5,558	5,824
Portugal	1,370	1,531
Switzerland	1,103	891
United Kingdom	756	853
Poland	28	98
Total	135,805	143,012

4.2  Personnel costs

Personnel costs are analyzed as follows:

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Wages and salaries	7,874	6,105	14,995	12,456
Social charges	2,481	1,581	4,279	3,184
Share-based payments	3,047	1,239	5,847	2,545
Other personnel expenses	798	323	1,413	742
Total	14,200	9,248	26,534	18,927

Advanced Accelerator Applications S.A.

The table below shows AAA personnel by country as of June 30, 2017, and June 30, 2016.

	June 30, 2017	June 30, 2016
Italy	136	128
France	122	119
United States	73	38
Spain	55	54
United Kingdom	40	31
Germany	34	28
Switzerland	25	16
Portugal	15	16
Israel	15	15
The Netherlands	11	9
Poland	9	14
Total	535	468

In the second quarter and six months ended June 30, 2017 and 2016, the total remuneration of the Group’s senior executives was as follows:

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Short-term benefits	575	441	1,144	909
Share-based payments	521	166	957	339
Post employment defined benefits	24	8	49	16
Total	1,120	615	2,150	1,264

4.3.	Share-based payments

4.3.1.	Restricted (free) share plans

Share-based payments include restricted (free) share plans for Group management. The fair value of the share grants was determined by reference to the share market price since the Initial Public Offering (IPO), that occurred on November 11, 2015, and before, to the subscription price of share capital increases carried out closest to the dates of these free share grants.

There are no vesting conditions, except for a service condition.

Grant date	11/2011	01/2012	12/2012	08/2013	11/2014	05/2015	08/2016	11/2016
Number of shares granted	370,000	15,000	562,500	477,500	155,000	160,000	192,000	4,500
Fair value at grant date (€)	4.0	4.0	4.0	5.0	5.0	6.1	15.40	14.36
Total fair value (€)	1,480,000	60,000	2,250,000	2,387,500	775,000	976,000	2,956,800	64,620
Vesting period (in years)	2	2	2	2	2	2	2	2

An expense of €0.8 million was recognized in the condensed consolidated statement of income for the six-month period ended June 30, 2017, and €0.4 million for the six-month period ended June 30, 2016.

Advanced Accelerator Applications S.A.
4.3.2.	Options

2,169,385 stock options were granted to employees in May 2017. One option can be exercised to buy one ordinary share of the Company.

Movements in stock options in the six-month period ended June 30, 2017, were as follows:

	Number of options	Weighted average exercise price
At January 1, 2017	5,875,425	$11.31
Options granted in the period	2,169,385	$18.30
Options exercised in the period	-	-
Options lapsed in the period	-	-
Options forfeited in the period	151,125	$11.49
At June 30, 2017	7,893,685	$13.23

The options granted in November 2015, outstanding at June 30, 2017, had an exercise price of US$8.00 (€7.45 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 8.36 years.

The options granted in August 2016, outstanding at June 30, 2017, had an exercise price of US$17.21 (€15.41 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.16 years.

The options granted on December 22, 2016, outstanding at June 30, 2017, had an exercise price of US$13.89 (€13.30 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.48 years.

The options granted on May 24, 2017, outstanding at June 30, 2017, had an exercise price of US$18.30 (€16.35 based on an exchange rate at the grant date) and a weighted average remaining contractual life of 9.90 years.

No options were exercisable at June 30, 2017.

An expense of €5 million was recognized in the condensed consolidated statement of income for the six-month period ended June 30, 2017 and €2.1 million for the six-month period ended June 30, 2016.

4.3.3.	Warrants

Movements in equity-settled warrants over ordinary shares in the Company in the six-month period ended June 30, 2017 were as follows:

	Number of warrants	Weighted average exercise price
At January 1, 2017	337,500	€8.93
Warrants granted in the period	50,000	€16.64
Warrants lapsed in the period	-	-
Warrants exercised in the period	225,000	€6.10
At June 30, 2017	162,500	€15.21

162,500 warrants are exercisable at reporting date.

Advanced Accelerator Applications S.A.

Movements in equity-settled warrants over ordinary shares in the Company in the six-month period ended June 30, 2016 were as follows:

	Number of warrants	Weighted average exercise price
At January 1, 2016	225,000	€6.10
Warrants granted in the period	-	-
Warrants lapsed in the period	-	-
Warrants exercised in the period	-	-
At June 30, 2016	225,000	€6.10

4.3.3.1.	2015 Warrant plan

The 225,000 warrants granted in 2015, to six board members for a consideration of €0.80 per warrant have been exercised in March 2017.

4.3.3.2.	2016 Warrant plan

AAA shareholders approved, on May 26, 2016, a warrant plan for the seven non-executive board members and delegated execution authorization to the BoD. Shareholders approved issuance of up to 149,800 warrants. The purchase of one warrant entitles to purchase one share. The shareholder resolution states that the board has 18 months to use the delegation and the beneficiaries of the plan have three years to exercise their right to buy shares should they decide to do so. The board made use of the shareholder delegation on May 26, 2016, and decided to put in place the warrant plan. The warrant subscription price set up at €5.67 and the share exercise price at €14.58 were determined with the support of an external valuation specialist.

As of October 7, 2016, 112,500 warrants have been subscribed by five non-executive board members.

The board of directors on May 24, 2017 decided to set the subscription price at €5.78 and the share exercise price at €16.64 for the 37,300 warrants which remained available for subscription.

As of June 29, 2017, the remaining 37,300 warrants have been subscribed and the 2016 warrant plan has thus been entirely utilized. No more 2016 warrants remain for subscription.

4.3.3.3.	2017 Warrant plan

AAA shareholders approved, on May 24, 2017, a warrant plan for the seven non-executive board members and delegated authorization for its execution to the board. The shareholders approved issuance of up to 175,000 warrants. The purchase of one warrant entitles to purchase one share. The shareholder resolution states that the board has 18 months to use the delegation and the beneficiaries of the plan have three years to exercise their right to buy shares should they decide to so. The board made use of the shareholder delegation on May 24, 2017, and decided to put in place the warrant plan. The warrant subscription price and the share exercise price were determined with the support of an external valuation specialist.

The board of directors on May 24, 2017 decided to set the subscription price at €5.78 and the share exercise price at €16.64. The subscription period was June 20, 2017 to June 29, 2017.

As of June 29, 2017, 12,700 warrants have been subscribed, which means that a total of 162,300 warrants remain available for subscription in this plan. Any further subscription would be subject to a new valuation of the subscription price and determination of a new exercise price.

Advanced Accelerator Applications S.A.
4.4.	Other operating expenses

Other operating expenses principally concern non-inventoried purchases, consumable equipment & supplies, travelling expenses, communication costs, consulting and other external services relating to R&D, and other professional services:

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
External R&D services (1)	3,947	1,879	7,473	3,798
Transport	3,314	2,712	6,604	5,504
Consulting and other professional services	3,280	1,761	5,898	3,218
Lease and other administrative expenses	1,788	1,153	3,651	2,369
Repairs and maintenance	1,226	1,265	2,392	2,198
Communications	1,128	937	2,187	1,365
Travel expenses	950	752	2,016	1,579
Royalties and Licensing fees	474	418	916	897
Energy	420	324	850	674
Taxes	200	210	377	474
Allowance for doubtful accounts	(4)	43	5	43
Net loss on disposal of non-current assets	-	12	-	84
Other	309	526	730	710
Total	17,032	11,992	33,099	22,913

(1) The increase of R&D expenses compared to the six-month period ended June 30, 2016 is mostly due to the additional costs on Netter 1.

4.5.	Other operating income

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Government subsidies	610	867	1,344	2,014
Net gain on disposal of non-current assets	6	-	8	-
Other operating income	450	572	897	811
Total	1,066	1,439	2,249	2,825

Government subsidies consist for the most part of the French research tax credit (Crédit d’Impôt Recherche = CIR).

4.6.	Research and development expenditures

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Personnel costs (including share-based payments for R&D personnel)	1,090	916	1,872	1,584
Other operating costs (including depreciation and amortization)	4,641	2,460	8,690	4,824
Total	5,731	3,376	10,562	6,408

Total expenditures on R&D projects include external fees, personnel costs, depreciation and amortization on fixed and intangible assets, transport and consumables costs.

Advanced Accelerator Applications S.A.
4.7.	Finance income and finance costs

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net foreign exchange gain	-	681	-	-
Unrealized gain on derivatives at fair value	552	12	407	25
Change in fair value of contingent consideration (1) (2)	6,921	224	6,163	204
Other	442	118	864	216
Total finance income	7,915	1,035	7,434	445

	Three months		Six months
In € thousands	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net foreign exchange loss (3)	(11,169)	-	(14,372)	(1,266)
Unrealized loss on derivatives at fair value	-	(15)	-	(39)
Change in fair value of contingent consideration (2)	(15)	(1,317)	(324)	(1,344)
Interest expenses	(117)	(84)	(234)	(177)
Other	(119)	(213)	(240)	(391)
Total finance costs	(11,420)	(1,629)	(15,170)	(3,217)

(1)	Includes €6.2 million gain mainly related to the renegotiation of the BioSynthema Inc share purchase agreement to certain former owners

(2)	The other changes relate primarily to the estimated fair values of the contingent considerations payable to the former owners of BioSynthema (now Advanced Accelerator Applications USA, Inc.) and Atreus (now Advanced Accelerator Applications Canada Inc.). Refer to note 5.12 for further details

(3)	The net foreign exchange loss is mainly an unrealized loss due to the conversion to Euros of cash held in US$.

4.8.	Income taxes

Income tax expense represents the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax income of the six-month period ended June 30, 2017.

For the six months ended June 30, 2017 the consolidated income tax expense amounted to €0.99 million compared to an income tax gain of €0.45 million for the same period in 2016. The variation is mainly due to the decrease for €1.1 million of deferred tax income between the two periods, mainly recognized for Advanced Accelerator Applications USA, Inc. in last period. The deferred tax income was limited in 2017, to align the deferred tax asset to the deferred tax liability.

Advanced Accelerator Applications S.A.
5.	Notes to the condensed consolidated statement of financial position

5.1.	Acquisition of business

5.1.1.	Acquisition of business in the six months ended June 30, 2017

None.

5.1.2.	Acquisition of business in the six months ended June 30, 2016

Acquisition of the PetNet business in Germany

AAA Germany signed in May 2016, an asset purchase agreement to acquire, out of an insolvency procedure, assets and rights to operate F 18 production sites in Munich and in Erlangen (both in Germany). The contract in Munich requires AAA Germany to supply F 18 products to the owner of the site, the Klinikum of the University of Munich (KUM). AAA will be paid a guaranteed revenue stream until July 2028 for this supply.

In June 2016, AAA Germany acquired from PetNet Solutions GmbH, a cooling system, which is installed in the Munich site.

The main objectives of these acquisitions are to improve the Company’s competitive position in the German market and to potentially gain access to interesting new product development efforts, which are fully in line with AAA’s own R&D efforts.

The total consideration for the purchase of all assets is €2.2 million. It is an asset deal, in accordance with IFRS 3. AAA also agreed, with the insolvency administrators, to pay the salaries of the persons employed at these two sites as of May 2016.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (June 1st, 2016) (in thousands)	€
Customer relationships	2,126
Property, plant and equipment	579
Inventory	151
Other current assets	16
Deferred tax assets	636
Deferred tax liabilities	(698)
Non-current provisions	(364)
Other current liabilities	(99)
Total net assets acquired	2,347

Negative goodwill *	(127)
Total consideration	2,220

Satisfied by:
Cash	2,220
Total consideration transferred	2,220
Net cash outflow due to this acquisition:
Cash consideration	2,220
2,220

* Recognized in other income.

The amounts of revenue and loss of the PetNet business since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2016, are €1.4 million and €0.1 million respectively.

As of December 31, 2016, the purchase price allocation is considered preliminary. The initial accounting for this acquisition may be revised within one year following the acquisition date. No new information on facts and circumstances that already existed at the date of acquisition was obtained.

Advanced Accelerator Applications S.A.

Acquisition of the IDB Group

AAA acquired 100% of the shares of the IDB Group, incorporated in The Netherlands, in January 2016. The IDB Group consisted of seven entities (six in The Netherlands and one in Belgium). The six Dutch entities have since merged into one entity (IDB Holland BV), effective as of January 2017. The merger has no impact on the consolidated financial statements. IDB’s business activities include the development, production and wholesale of medical products and more specifically radiopharmaceutical products and medical and industrial radioactive substances. This transaction contributed to AAA’s international expansion and strengthened AAA’s global supply chain in preparation for the commercial launch of lutetium Lu 177 dotatate (Lutathera®). Acquiring the IDB Group provided AAA with a reliable supply of Lu-177 to produce lutetium Lu 177 dotatate (Lutathera®) and a business for other future product candidates.

Recognized amounts of identifiable assets acquired and liabilities assumed at acquisition date (in thousands)	€
Intangible assets	14,292
Property, plant and equipment	3,406
Inventory	490
Trade and other receivables	905
Other current assets	340
Cash and cash equivalent	3,467
Deferred tax liabilities	(4,150)
Trade and other payable	(800)
Other current liabilities	(449)
Total net assets acquired	17,501

Goodwill	10,814
Total consideration	28,315

Satisfied by:
Cash	23,700
Contingent consideration arrangement	4,615
Total consideration transferred	28,315

Net cash outflow due to this acquisition:
Cash consideration	23,700
Less: cash and cash equivalents acquired	(3,467)
20,233

Intangible assets acquired consist of customer relationships valued at €6 million and trademarks and licenses valued at €8.3 million using the multi-period excess earning method.

Under the contingent consideration arrangement, AAA was obligated to pay the sellers an additional earn-out. AAA has made a first payment of €1.7 million at the end of April 2016, and a second payment of €1.0 million in June 2016. A final payment of €1.75 million was made in January 2017.

AAA paid also in April 2016, €0.3 million based on the net financial position at the acquisition date.

A Goodwill has been recognized in the acquisition of the IDB Group because the consideration paid included expectations regarding future revenue growth, ease of market development and increased control of distribution channels. These benefits are not recognized separately from Goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill resulting from this acquisition is not expected to be deductible for tax purposes.

Advanced Accelerator Applications S.A.
5.2.	Goodwill and Other intangible assets

5.2.1.	Change in the period

The carrying amount of the Goodwill and other intangible assets was €79.1 million at December 31, 2016 and decreased to €75.8 million at June 30, 2017. The change is mainly attributable to amortization for the period and translation differences.

5.2.2.	Allocation of Goodwill and Other non-amortized intangible assets to Cash-Generating Units (CGUs)

The Group has allocated Goodwill and other intangible assets to its CGUs. The CGUs correspond to each of the countries in which the Group operates. The carrying amount of goodwill and other non-amortized intangible assets allocated is as follows:

	June 30, 2017
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total
Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	560	4,997	-	5,557
United States	3,964	11,566	-	15,530
Germany	1,065	-	-	1,065
Spain	6,261	-	-	6,261
Israel	9,035	-	-	9,035
The Netherlands	10,814	-	-	10,814
Portugal	1,855	-	(1,855)	-
Total	35,701	16,563	(1,855)	50,409

	December 31, 2016
In € thousands	Goodwill	Acquired IPR&D	Accumulated impairment	Total
Gipharma	1,947	-	-	1,947
Italy	200	-	-	200
Canada	587	5,237	-	5,824
United States	4,290	12,523	-	16,813
Germany	1,065	-	-	1,065
Spain	6,261	-	-	6,261
Israel	8,906	-	-	8,906
The Netherlands	10,814	-	-	10,814
Portugal	1,855	-	(1,855)	-
Total	35,925	17,760	(1,855)	51,830

Goodwill decreased from €34.1 million at December 31, 2016 to €33.8 million at June 30, 2017. The decrease is mainly due to translation differences on the goodwill of the CGUs in Canada and in the United States.

5.2.3.	Impairment review of intangible assets

The carrying amounts of Goodwill and other intangible assets with indefinite useful lives are reviewed for impairment annually, at year end, and whenever events or circumstances indicate that assets may be impaired. An impairment charge is recognized when the recoverable value of an intangible becomes lower than its carrying amount.

No trigger event occurred during the period that would indicate the need for impairment.

Please refer to year-end financial statements for details on the latest annual impairment tests that were carried out, including sensitivity analysis and principal assumptions used.

Advanced Accelerator Applications S.A.
5.3.	Property, plant and equipment

For the six-month period ended June 30, 2017 the Group didn’t make any major acquisition. The new AAA Iberica’s Murcia site has been operational since February 15, 2017.

5.4.	Inventories

In € thousands	June 30, 2017	December 31, 2016
Raw materials	5,351	4,932
Finished goods	1,453	1,311
Generators (1)	1,087	347
Work in Progress	428	308
Other	1,257	1,202
Total	9,576	8,100
(1)	Generators are assets used in the production process and held at hospitals. The useful lives of those assets are less than one year.

5.5.	Trade and other receivables

Trade and other receivables are as follows:

In € thousands	June 30, 2017	December 31, 2016
Gross value	37,184	31,887
Allowance for doubtful accounts	(808)	(808)
Total	36,376	31,079

Aging of trade and other receivables

In € thousands	June 30, 2017	December 31, 2016
Not overdue	25,056	18,629
Past due up to 30 days	4,122	4,761
Past due for 30-60 days	1,841	2,414
Past due for 60-90 days	1,969	1,396
Past due for 90-180 days	1,776	1,730
Past due for more than 180 days	2,420	2,957
Allowance for doubtful accounts	(808)	(808)
Total	36,376	31,079

AAA is not significantly exposed to credit risk. A large portion of the customers are public hospitals which represent a relatively low risk.

Advanced Accelerator Applications S.A.
5.6.	Other current assets and non-current assets

Other current and non-current assets are as follows:

In € thousands	June 30, 2017	December 31, 2016
R&D tax credit receivable	3,328	3,328
Tax receivables (incl. VAT) and other receivables	5,214	5,002
Derivative assets	396	-
Prepaid expenses	2,621	2,122
Allowance on R&D tax credits (1)	(2,667)	(2,663)
Other current assets	8,892	7,789
R&D tax credit receivable	7,276	6,116
Tax receivables (incl. VAT) and other receivables	311	242
Allowance on R&D tax credits (1)	(2,417)	(2,417)
Other	2	-
Other non current assets	5,172	3,941
(1)	AAA is currently being audited for the fiscal years 2013, 2014, and 2015, by the French tax authorities. The preliminary report established by the assigned CIR expert challenges the eligibility of several of our R&D projects and expenses. The claims include, but are not limited to, not recognizing the required innovativeness of our projects and missing or insufficient documentation. The financial consequences of this audit remain uncertain. With the support of qualified external experts from a company specializing in CIR matters, we have reviewed all our projects and expenses for the period from 2013 to 2016. As a consequence of this review, and on the recommendation of these experts, we have taken a provision of €5.1 million in our financial statements closed at December 31, 2016 and June 30, 2017. This provision corresponds to our current best estimate of the CIR amount we may eventually not be able to claim.

5.7.	Cash and cash equivalents

Cash and cash equivalents are as follows:

In € thousands	June 30, 2017	December 31, 2016
Term saving deposits (1) (2)	131,277	175,532
Cash	43,676	46,548
Total (2)	174,953	222,080
(1)	Include very insignificant risk of a negative change in value and have maturity dates of typically less than three months.

(2)	Includes cash held in USD for €111.3 million ($127 million) in term deposit and €5.0 million ($5.7 million) in cash at June 30, 2017. At December 31, 2016 cash held in USD amount to €156.5 million ($165 million) in term deposit and €5.3 million ($5.6 million) in cash.

At June 30, 2017, short-term investment for €22 million with a duration of six months are excluded from cash and cash equivalents and presented in current assets.

5.8.	Retirement benefit schemes

The defined benefit obligation at June 30, 2017, is estimated, using the latest actuarial valuation at December 31, 2016. There have not been any other significant fluctuations or one-time events since that time that would require adjustments to the actuarial assumptions made at December 31, 2016 (see note 5.10.).

Advanced Accelerator Applications S.A.
5.9.	Equity

The Group’s policy is to manage its capital to ensure to be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure consists of financial liabilities as detailed in Notes 5.11 offset by cash and bank balances and equity (comprising issued capital, reserves and retained earnings). The Group is not subject to any externally imposed capital requirements.

At June 30, 2017, the share capital consists of 88,333,157 fully paid-up ordinary shares, with a nominal value of €0.10 per share.

Increase of share capital

The increase in share capital, which occurred from January 1, 2017, through June 30, 2017, is described below:

Date	Nature of operation	Note	Number of shares	Price per share	Raised capital (in K€)	Nominal value	Share capital (in K€)
Dec 31, 2016	Outstanding shares		87,952,657			0.10	8,795
March 3, 2017	Exercise of 225,000 warrants at a €6.1 price	(1)	225,000	6.10	1,373	0.10	23
May 28, 2017	Issuance of common shares (free shares allocated to employees)		155,500			0.10	15
Total			88,333,157		1,373	0.10	8,833
(1)	On March 3 2017, the 225,000 warrants granted in 2015 to six board members for a consideration of €0.80 per warrant have been exercised at a price of €6.10.

Basic and diluted loss per share

	Three months			Six months
	Net loss (In € thousands)	Average number of shares outstanding	Loss per share (€)	Net loss (In € thousands)	Average number of shares outstanding	Loss per share (€)

Six-month period ended June 30, 2017	(9,913)			(21,191)
Basic earnings per share		88,235,756	(0.11)		88,131,038	(0.24)
Diluted earnings per share		88,235,756	(0.11)		88,131,038	(0.24)

Six-month period ended June 30, 2016	(1,432)			(4,408)
Basic earnings per share		78,556,211	(0.02)		78,556,211	(0.06)
Diluted earnings per share		78,556,211	(0.02)		78,556,211	(0.06)

There are no free shares vested but not yet issued included in the average number of shares outstanding.

Free shares and options granted to employees and warrants to board members but not yet vested and/or exercised at June 30, 2017, and June 30, 2016, are not considered for diluted losses per share calculation as they would reduce loss per share.

Advanced Accelerator Applications S.A.
5.10.	Current and non-current provisions

The provisions are analyzed as follows:

In € thousands	June 30, 2017	December 31, 2016
Decommissioning obligations	8,032	7,884
Retirement indemnities and other employee benefits	3,020	2,909
Other (1)	3,008	1,932
Total non-current provisions	14,060	12,725

Other (2)	1,343	1,135
Total current provisions	1,343	1,135
Total	15,403	13,860
(1)	Includes a provision of €2.5 million (€1.6 million at December 31, 2016) for potential payback to a public agency, due to a probable price reduction following marketing authorization and €0.4 million (€0.05 million at December 31, 2016) for closing of the production site in Poland during the year 2017.

(2)	Includes a provision of €0.7 million (€0.7 million at December 31, 2016) relating to a payment request made by a public agency. AAA is disputing the legal base for this request. The provisioned amount represents AAA’s best estimate of the probable outcome of this matter.

5.11.	Financial liabilities

Financial liabilities by category

In € thousands	June 30, 2017	December 31, 2016
Finance lease obligations	3,805	4,357
Loans	10,605	11,962
Total (1)	14,410	16,319
(1)	Financial liabilities include, as of June 30, 2017, €4.0 million guaranteed by equipment, business goodwill or land, and by a mortgage for a building (€5.1 million as of December 31, 2016); the loans amounting to €2.0 million have an OSEO-issued guarantee (€2.5 million as of December 31, 2016). OSEO is now part of the Banque Publique d’Investissement (BPI).

Financial liabilities by date of maturity

	June 30, 2017
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	905	2,780	120	3,805
Loans	2,518	4,522	3,565	10,605
Total	3,423	7,302	3,685	14,410

	December 31, 2016
In € thousands	< 1 year	1-5 years	> 5 years	Total
Finance lease obligations	1,002	3,018	337	4,357
Loans	3,015	5,471	3,476	11,962
Total	4,017	8,489	3,813	16,319

Financial liabilities by type of interest rate

	June 30, 2017		December 31, 2016
In € thousands	Average interest rate	€	Average interest rate	€
Fixed rates	2.13%	10,327	2.36%	11,674
Floating rates	1.97%	4,083	1.96%	4,645
Total		14,410		16,319

Advanced Accelerator Applications S.A.
5.12.	Other current and non-current liabilities

In € thousands	June 30, 2017	December 31, 2016
Due to former owners of acquired companies (1)	39,817	49,342
Government subsidies	454	484
Derivatives liabilities	27	38
Other non-current liabilities	40,298	49,864

Due to former owners of acquired companies (1)	4,865	4,731
Tax, personnel and social charges	7,550	7,870
Other (2)	2,338	1,870
Other current liabilities	14,753	14,471
(1)	The Group is obligated to pay contingent considerations to the former owners of acquired companies, as defined under each acquisition agreement.

(2)	The other current liabilities include mainly deferred income.

Debt due to former owners of acquired companies

In € million	June 30, 2017	December 31, 2016
Advanced Accelerator Applications USA, Inc.	38.2	46.2
Atreus Pharmaceuticals Corporation	5.8	5.5
SteriPET® business of GE Healthcare S.r.L	0.7	0.6
IDB Group	-	1.8
Due to former owners of acquired companies	44.7	54.1

For the six months ended June 30, 2017 In € million	Resulting net income / (charge)	Payments made during the period
Advanced Accelerator Applications USA, Inc. (1)	6.2	1.8
Atreus Pharmaceuticals Corporation (2)	(0.3)	-
SteriPET® business of GE Healthcare S.r.L	-	-
IDB Group	-	1.8
Total	5.9	3.6
(1)	The resulting finance income is mainly due an early lump-sum payment of the contingent consideration to some former owners of BioSynthema (now Advanced Accelerator Applications USA, Inc.).

(2)	The resulting finance charge is mainly due to the unwinding of the discounting partly offset by the foreign exchange rate variations.

BioSynthema, Inc.

The principal contingent consideration concerns BioSynthema, Inc. Contingent consideration included four fixed tranches payable in cash and shares of the Company on reaching certain milestones defined in the contract. These milestones are based on different stages of the development of lutetium Lu 177 dotatate (Lutathera®). As of June 30, 2017, and at December 31, 2016, the first two milestones defined in the contract have been met and paid.

The contingent consideration also includes a variable tranche based on a percentage of future lutetium Lu 177 dotatate (Lutathera®) worldwide sales. At June 30, 2017, and at December 31, 2016, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

Advanced Accelerator Applications S.A.
•	Future sales of lutetium Lu 177 dotatate (Lutathera®): determined using the most recent Group business plans and based on a midgut label, grades G1 and G2, for both Europe and the US;

•	Probability of occurrence: The 80% probability has been applied by the Company since September 2015, when the clinical Phase 3 results were published; and

•	Discount rate of 10%: this reflects the time value of money and the estimated risks of not realizing the future cash flows.

On July 20, 2017, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion recommending the granting of a marketing authorization for lutetium (177Lu) oxodotreotide* (Lutathera®) for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults. The European Commission (EC), which has the authority to approve medicines for the European Union, Iceland, Norway and Liechtenstein will review the CHMP recommendation. The EC usually follows the recommendation although it may amend the labels, grades and/or request additional information. The positive CHMP opinion lays the foundation for an expanded label for Lutathera in Europe, broader than the midgut label which was targeted by the Netter 1 study and on which the Group has based its historical business plans used for the estimation of the contingent liability.

Assuming approval by the EC for the same labels and grades as the CHMP opinion, we would make the following two main changes to our business case in Europe, upon obtaining the approval of the EC:

•	Enlarge the sales forecast from midgut to the GEP-NET label; and

•	Increase the probability of occurrence for royalty payments on these sales in Europe from 80% to 100%.

With these two changes the contingent consideration at June 30, 2017 would have been approximately €50.7 million, an increase of about €12.5 million compared to the figure presented in these financial statements. The review by the EC takes typically 2 months. If we obtain approval by the EC before September 30, 2017, we will apply the above stated changes and record the increase as a finance charge in the financial statements for the quarter ending September 30, 2017.

The assumptions regarding the contingent consideration from sales in the USA have not been changed for now. In other words, the forecasted sales in the US and the resulting contingent consideration on these sales are based on a midgut label, grades G1 and G2, only. We may have to reconsider this assumption and however provide an estimate of the potentially very significant financial impact resulting from a lager label than midgut in the USA should we receive new information from the FDA and/or obtain the final approval for GEP-NETs from the EC.

Sensitivity analysis

In € million	Amount	Variation
Sensitivity on probability
Probability of occurrence at 100%	47.7	9.5
Sensitivity on discount rate
Plus one percentage point	36.4	(1.8)
Less one percentage point	40.0	1.8
Sensitivity on exchange rate - Euro against foreign currencies
Plus five percent	36.9	(1.3)
Less five percent	39.5	1.4

Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions, the expected volumes to be sold or the future selling prices.

Advanced Accelerator Applications S.A.

Atreus Pharmaceuticals Corporation

On December 18, 2014, the group acquired the remaining 49.9% non-controlling interest in Atreus Pharmaceuticals Corporation. AAA therefore owns 100% of the capital of Atreus Pharmaceuticals Corporation. The consideration to be paid for this acquisition is composed of fixed anniversary and milestone payments prior to having obtained marketing authorization for Annexin and of a contingent consideration based on a low single-digit percentage royalties on sales of Annexin for a duration of 10 years following marketing authorization.

As of June 30, 2017, and at December 31, 2016, the main assumptions used in calculating the amount of this fixed and variable contingent consideration are the following:

•	First regulatory approval obtained in 2022;

•	Future sales of Annexin determined using the most recent Group business plans and based on the two following labels: cardiotoxicity and spondyloarthritis (SpA);

•	Probability of occurrence ; and

	June 30, 2017	December 31, 2016
2017 anniversary payments	100%	70%
2018 anniversary payments	65%	50%
2019 anniversary payments	48%	50%
2020 anniversary payments	34%	20%
2021 anniversary payments	34%	20%
Milestone payments	30%	30%
Royalty payments	30%	30%

These percentages were estimated by the Company based on the current stage of product development; and

•	Discount rate of 10% to reflect the time value of money and the estimated risk of not realizing future cash flows.

On December 2016, the Company revised the business plan on future sales of Annexin. As the Company progresses in its clinical trial, it has a better visibility of potential applications for Annexin. The Company has updated its epidemiology data and competitive set to better align with its recent analysis leading to minimal changes compared to previous version.

Sensitivity analysis

In € million	Amount	Variation
Sensitivity on probability
Probability of occurrence at 100%	18.2	12.4
Sensitivity on discount rate
Plus one percentage point	5.4	(0.4)
Less one percentage point	6.3	0.5
Sensitivity on exchange rate - Euro against foreign currencies
Plus five percent	5.7	(0.1)
Less five percent	6.0	0.2

Other items could have an impact on the contingent consideration such as the timing of market authorization in the various jurisdictions, the expected volumes to be sold or the future selling prices.

Advanced Accelerator Applications S.A.
5.13.	Financial assets and liabilities

The fair values and the carrying amounts of financial assets and liabilities are summarized as follows:

June 30, 2017
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Financial assets
Derivative assets	(2)	396	-	-	-	396	396
Total measured at fair value		396	-	-	-	396	396
Trade receivables and other Receivables	(2)	-	36,376	-	-	36,376	36,376
Guarantee deposits	(2)	-	2,015	-	-	2,015	2,015
Short-term investment	(2)	-	22,000	-	-	22,000	22,000
Cash and cash equivalents	(2)	-	174,953	-	-	174,953	174,953
Loans to related parties	(2)	-	45	-	-	45	45
Total not measured at fair value		-	235,389	-	-	235,389	235,389
Total financial assets		396	235,389	-	-	235,785	235,785
Financial liabilities
Debt due to former owners of acquired companies	(3)	44,682	-	-	-	44,682	44,682
Derivative liabilities	(2)	27				27	27
Total measured at fair value		44,709	-	-	-	44,709	44,709
Financial liabilities	(2)	-	-	-	14,410	14,410	14,300
Trade payables	(2)	-	-	-	20,159	20,159	20,159
Total not measured at fair value					34,569	34,569	34,459
Total financial liabilities		44,709	-	-	34,569	79,278	79,168

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly.

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

Advanced Accelerator Applications S.A.
December 31, 2016
In € thousands	Carrying amount						Fair value
	Level	Designated at fair value	Loans and receivables	Available-for-sale	Other financial liabilities	Total
Financial assets
Total measured at fair value		-	-	-	-	-	-
Trade receivables and other Receivables	(2)	-	31,079	-	-	31,079	31,079
Guarantee deposits	(2)	-	2,061	-	-	2,061	2,061
Cash and cash equivalents	(2)	-	222,080	-	-	222,080	222,080
Loans to related parties	(2)	-	62	-	-	62	62
Total not measured at fair value		-	255,282	-	-	255,282	255,282
Total financial assets		-	255,282	-	-	255,282	255,282
Financial liabilities
Debt due to former owners of acquired companies	(3)	54,073	-	-	-	54,073	54,073
Derivatives liabilities	(2)	38	-	-	-	38	38
Total measured at fair value		54,111	-	-	-	54,111	54,111
Financial liabilities	(2)	-	-	-	16,319	16,319	16,281
Trade payables	(2)	-	-	-	20,119	20,119	20,119
Total not measured at fair value					36,438	36,438	36,400
Total financial liabilities		54,111	-	-	36,438	90,549	90,511

(1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

(2)	Level 2 inputs are inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

(3)	Level 3 inputs are unobservable inputs for the asset or liability.

5.14.	Derivative instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

The table below summarizes the contracts outstanding at period / year-end:

June 30, 2017 (in € thousands)	Notional amount in Euros	Book value in Euros	Fair value in Euros
Interest rate SWAP: EUR loan	1,075	(27)	(27)
Total Over-the-Counter interest rate options	1,075	(27)	(27)
Currency options: USD	10,889	396	396
Total Currency options	10,889	396	396
Total derivative financial instruments	11,964	369	369

December 31, 2016 (in € thousands)	Notional amount in Euros	Book value in Euros	Fair value in Euros
Interest rate SWAP: EUR loan	1,281	(38)	(38)
Total Over-the-Counter interest rate options	1,281	(38)	(38)
Total derivative financial instruments	1,281	(38)	(38)

Advanced Accelerator Applications S.A.
6.	Commitments

The table below summarizes the main minimum lease payments at the end of the period:

	June 30, 2017
In € thousands	< 1 year	1-5 years	> 5 years	Total
Minimum lease payments	503	1,326	-	1,829

In addition, the Group signed a 10-year exclusive supply agreement for lutetium 177 with the University of Missouri Research Reactor (MURR®), which includes minimum product fee payments.

7.	Consolidation scope

Entity	Registered office in	% Interest 2017	% Interest 2016
Advanced Accelerator Applications SA	France	Parent Company	Parent Company
Advanced Accelerator Applications Unipessoal Lda	Portugal	100%	100%
Advanced Accelerator Applications Polska sp zoo	Poland	100%	100%
Advanced Accelerator Applications (Italy) Srl	Italy	100%	100%
G.I. Pharma Srl	Italy	100%	100%
Advanced Accelerator Applications International SA	Switzerland	100%	100%
Advanced Accelerator Applications (Switzerland) SA	Switzerland	100%	100%
Advanced Accelerator Applications GmbH (Ex - Umbra Medical AG)	Germany	100%	100%
Eifel Property GmbH	Germany	100%	100%
Advanced Accelerator Applications Ibérica S.L.	Spain	100%	100%
Catalana De Dispensacion	Spain	100%	100%
Barnatron SA	Spain	100%	100%
Marshall Isotopes Ltd	Israel	100%	100%
Marshel (R.R) Investments Ltd	Israel	100%	100%
Advanced Accelerator Applications Canada Inc.	Canada	100%	100%
Advanced Accelerator Applications USA, Inc (Ex - BioSynthema Inc.)	United States	100%	100%
IDB Radiopharmacy BV (Merged with IDB Holland BV)	The Netherlands	N/A	100%
IDB Holding BV (Merged with IDB Holland BV)	The Netherlands	N/A	100%
IDB Holland BV	The Netherlands	100%	100%
Beheermaatschappij Weelde BV (Merged with IDB Holland BV)	The Netherlands	N/A	100%
Meerdonk Holding BV (Merged with IDB Holland BV)	The Netherlands	N/A	100%
Renswoude Holding BV (Merged with IDB Holland BV)	The Netherlands	N/A	100%
IDB België BVBA	Belgium	100%	100%
Imaging Equipment Ltd	United Kingdom	100%	100%

8.	Related party disclosures

In conformity with IAS 24, the total remuneration of Group senior executives is disclosed in note 4.2.

The board of directors decided in March 2017, to increase the Group senior executive salaries as of February 2017, by 1.5%, the same as the average salary increase used throughout the Company. Furthermore, the Shareholders decided in their meeting in May 2017, to increase the non-executive Directors remuneration for the year 2017, by 7.2%, from €695 thousands in 2016, to €745 thousands in 2017.